UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

AeroClean Technologies, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

007744 105

(CUSIP Number)

N/A

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

	☐	Rule 13d-1(b)
	☐	Rule 13d-1(c)
	☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 007744 105	Page 1 of 4

1	NAMES OF REPORTING PERSONS
Lewis C. Pell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐ (b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
1,569,060
	6	SHARED VOTING POWER
0
	7	SOLE DISPOSITIVE POWER
1,569,060
	8	SHARED DISPOSITIVE POWER
0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,569,060
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.3%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

*	Based on 13,877,636 shares of common stock, par value $0.01 per share (“Common Stock”) of AeroClean Technologies, Inc.. (the “Issuer”) outstanding as of January 5, 2022, as reported on the Issuer’s Form 10-Q for the quarterly period ended September 30, 2021, filed with the Securities and Exchange Commission (the “SEC”) on January 7, 2022.

CUSIP NO. 007744 105	Page 2 of 4

Item 1(a)	Name of Issuer:

AeroClean Technologies, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

10455 Riverside Dr., Palm Beach Gardens, FL 33410

Item 2(a)	Name of Persons Filing:

Lewis C. Pell

Item 2(b)	Address of Principal Business Office or, if none, Residence:

The address for the principal business office of Lewis C. Pell is:

[●]

Item 2(c)	Citizenship:

Lewis C. Pell – United States

Item 2(d)	Title of Class of Securities:

Common stock, par value $0.01 per share

Item 2(e)	CUSIP No.:

007744 105

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

This statement is not filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c).

Item 4	Ownership:

(a) Amount beneficially owned:

1,569,060

(b) Percent of class:

11.3%*

CUSIP NO. 007744 105	Page 3 of 4

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

1,569,060

(ii) Shared power to vote or to direct the vote:

None.

(iii) Sole power to dispose or to direct the disposition of:

1,569,060

(iv) Shared power to dispose or to direct the disposition of:
None.

* Based on 13,877,636 shares of Common Stock outstanding as of January 5, 2022, as reported on the Issuer’s Form 10-Q for the quarterly period ended September 30, 2021, filed with the SEC on January 7, 2022.

Item 5	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable.

Item 8	Identification and Classification of Members of the Group:

Not applicable.

Item 9	Notice of Dissolution of Group:

Not applicable.

Item 10	Certifications:

Not applicable.

CUSIP NO. 007744 105	Page 4 of 4

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2022
	By:	/s/ Lewis C. Pell
Lewis C. Pell